September 8, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549

Attn:	Filing Desk

Re:	Alma Lasers Ltd. Application For Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended,
Registration Statement on Form S-1 (File No. 333-148418)
Ladies and Gentlemen:
          On December 31, 2007, Alma Lasers Ltd., a company organized under the laws of the State of Israel (the “Company”), filed Registration Statement No. 333-148418 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).
          Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.
          The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
          The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold in connection with the proposed offering. The Company may, however, undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.
          If you have any questions regarding this letter, please contact the Company’s legal counsel, Mitchell S. Bloom, of Goodwin Procter LLP, at (617) 570-1000.

Sincerely, ALMA LASERS LTD.
By:	/s/ Howard V. Kelly
Howard V. Kelly
Chief Executive Officer

cc:	Russell Mancuso (Securities and Exchange Commission)
Tom Jones (Securities and Exchange Commission)
Mitchell S. Bloom (Goodwin Procter LLP)